Exhibit 21.1

Subsidiaries of China Organic Agriculture, Inc.

Name	Jurisdiction of Incorporation	Ownership

China Organic Agriculture, Ltd.	British Virgin Islands	100% Direct

Far East Wine Holding Group Ltd.	British Virgin Islands	100% Direct

Ankang Agriculture (Dalian)Co., Ltd.	People's Republic of China.	100% Indirect

Hong Kong Ankang Investments Co., Ltd.	People's Republic of China	100% Direct

Xinbin Manchu Autonomous County
Bellisimo Ice Wine Co., Ltd.	People's Republic of China	60% Indirect

Princeton International Investment Ltd.	Hong Kong	100% Indirect

Dalian Huiming Industry Ltd.	People's Republic of China	60% Direct